SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 –

Company Registry (NIRE) 41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Clarifications on CVM/B3 questions

COPEL (“Company”) hereby informs its shareholders and the market in general that it is here to provide clarification on an issue regard atypical fluctuation involving securities issued by the Company, requested by means of Official Letter No. 731/2024-SLE, sent on November 25, 2024 by B3 (“Official Letter”), which is transcribed below.

____________________________________________________

Cia Paranaense De Energia - Copel

At. Felipe Gutterres Ramella

Investor Relations Officer

Ref.: Request for clarification on atypical oscillation

Dear Sir,

In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the quantity traded, as shown below, we request that you be informed, by 11/26/2024, whether there is any fact that you are aware of. that can justify them.

Ações PNB
Preços (R$ por ação)
Data	Abertura	Mínimo	Máximo	Médio	Último	Oscil. %	Nº neg.	Quantidade	Volume (R$)
11/08/2024	9.42	9.32	9.45	9,38	9.38	-1.57	17,651	17,846,600	167,454,050.00
11/11/2024	9.37	9.32	9.49	9,43	9.47	0.96	16,223	13,569,800	127,950,773.00
11/12/2024	9.47	9.35	9.49	9,41	9.36	-1.16	20,446	16,095,700	151,493,563.00
11/13/2024	9.33	9.26	9.42	9,31	9.4	0.43	14,565	19,693,600	183,443,331.00
11/14/2024	9.36	9.35	9.64	9,57	9.59	2.02	21,790	18,890,900	180,721,818.00
11/18/2024	9.62	9.43	9.62	9,49	9.49	-1.04	21,344	15,161,400	143,892,151.00
11/19/2024	9.62	9.47	9.62	9,55	9.57	0.84	20,362	14,192,700	135,598,082.00
11/21/2024	9.46	9.34	9.55	9,4	9.34	-2.4	24,774	19,989,500	187,938,639.00
11/22/2024	9.38	9.25	9.43	9,32	9.38	0.43	13,004	16,668,500	155,355,357.00
11/25/2024*	9.34	9.34	9.67	9,56	9.61	2.45	23,636	17,588,300	168,150,424.00

*Updated at 6:00 p.m.

____________________________________________________

In response, the Company informs that it is unaware of any material fact or information not yet disclosed to the market directly related to Copel or its activities that may have influenced the oscillation - treated as atypical in the Official Letter - of its class B preferred shares on November 25, 2024, nor has it identified atypicality in trading, especially in view of the recent trading history - as can be seen, for example, by the trading session on November 21, 2024.

It also clarifies that, on the same day the letter was sent, three Material Facts were released by the Company, available on the company's Investor Relations website and on the Empresas.NET system in the Material Facts category, under the protocol numbers 014311IPE251120240104562111-30, 014311IPE251120240104562111-54, 014311IPE251120240104562111-98, respectively. The Material Facts 08/24, 09/24 and 10/24 communicated, respectively, the “Distribution of JCP”, the “1st Company Share Buyback Program”, and the “divestment in Small Generation Assets Signature of CCVA in the amount of R$ 450 million”. In addition, on today's date, the Company also released Material Fact 11/24, under Protocol number: 014311IPE261120240104562205-82, communicating its “Operational Efficiency Goals”, to be released during Copel Day 2024 (“Copel Day”), held on this date.

Furthermore, the Company clarifies that there was no indication of any leak of the information that was the subject of the Material Facts that were to be disclosed, nor any other element that would justify assessing the anticipation of the disclosures made.

Curitiba, November 26, 2024.

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 26, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.